Exhibit 99.5
ANGLO-CANADIAN URANIUM CORP.
(the "Company")
1150 - 355 Burrard Street
Vancouver, British Columbia V6B 2G8
Telephone: (604) 669-6807
Facsimile: (604) 669-5715

INFORMATION CIRCULAR
(As at December 10, 2007, except as indicated)
For the Annual and Special Meeting to be held on January 14th, 2008

We are providing this information circular and a form of proxy in connection with management’s solicitation of proxies for use at our annual general meeting (the "Meeting") to be held on Tuesday, January 14, 2008 and at any adjournments thereof. Unless the context otherwise requires, when we refer in this information circular to the Company, our subsidiaries are also included. We will conduct our solicitation by mail and officers and may, without receiving special compensation, also telephone or make other personal contact. We will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are our officers or directors (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, our management knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at Equity Transfer & Trust Company, 503 3rd Street SW, Suite 850, Calgary, Alberta, T2P 3E6, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on our records as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most of our shareholders are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered

In accordance with securities regulatory policy, we have distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at our registered office, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of common shares without par value, of which 39,534,873 shares are issued and outstanding. Persons who are registered shareholders at the close of business on December 10, 2007 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. We have only one class of shares.

To the knowledge of our directors and executive officers, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all of our shares.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (the "Rules”) made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to us and our subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at July 31, 2007 and the other three most highly compensated executive officers as at July 31, 2007 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

Summary Compensation Table

		Annual Compensation			Long Term Compensation
Name and Principal Position	For the year ended July 31	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Leonard J. Harris CEO & CFO	2007 2006 2005	123,000 91,500 84,000(1)	Nil Nil Nil	Nil Nil Nil	(1) 1,400,000 840,000 610,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	An additional option was granted to purchase up to 300,000 common shares was issued during fiscal 2007. However, subsequent to the year ended July 31, 2007, those options were cancelled.

Long Term Incentive Plan (LTIP) Awards

We do not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of our securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights (“SAR”) Grants During the Most Recently Completed Financial Year

NEO Name	Securities under Option/ SARs Granted(1)	% of Total Options/ SARs granted to Employees in the Financial Year	Exercise Base Price(2) ($/Security)	Market Value of Securities Underlying Options/ SARs on the date of the grant ($/Security)	Expiration Date
Leonard J. Harris CEO & CFO	300,000 265,000 600,000 235,000	37.04% 32.72% 74.07% 29.01%	$0.38 (3)$0.67 (3)$0.81 $0.51	$ 0.375 $ 0.77 $ 0.80 $ 0.58	Aug. 2, 2011 Aug. 22, 2011 Dec. 20, 2011 Feb. 12, 2012

(1)	These options vest as to 25% upon granting and 12 ½% every three months subsequent to the date of grant.

(2)

The exercise price is determined by the Board of Directors but shall be no less than the trading price of our common shares on the TSX Venture Exchange (the "Exchange") at the time of the grant of the option.

(3)	These options were repriced to $0.24 per share on August 28th , 2007, subject to shareholder approval, which is being sought at the Meeting.

(4)	An additional option was granted to purchase up to 300,000 common shares was issued during fiscal 2007. However, subsequent to the year ended July 31, 2007, those options were cancelled.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

CEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options/ SAR's at Financial Year-End (#) Exercisable/ Unexercisable (2)	Value of Unexercised In-the-Money Options/SAR's at Financial Year-End(1) ($) Exercisable/ Unexercisable
Leonard J. Harris President	Nil	N/A	1,187,500/567,500	$ 205,000/$15,000 (3)

(1)

Dollar value is equal to the number of securities acquired on exercise times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise of base price of the options.

(2)	An additional option to purchase 300,000 common shares was also granted during the fiscal year ended July 31, 2007. Subsequent to the year end, this option was cancelled.

(3)

Subsequent to the year ended a total of 865,000 options were repriced to $0.24 per share, subject to shareholder approval. As of the 2007 fiscal year end, those options were not in-the-money based on their exercise prices of $0.67 and $0.81 respectively.

Option and SAR Repricing during the most recently completed Financial Year

During the most recently completed fiscal year ended July 31, 2007 no Options or SAR's were re-priced by the Company for the Named Executive Officers. Subsequent to the year ended July 31, 2007, two options to a director and officer of the Company to purchase up to 265,000 common shares at a price of $0.67 per share and to purchase up to 600,000 common shares at a price of $0.81 per share, were reduced to $0.24 per share, subject to shareholder approval. At the Meeting the shareholders will be asked to pass a resolution approving such repricing.

Defined Benefit or Actuarial Plan Disclosure

We have no retirement plans, pension plans or other forms of retirement compensation for our Executive Officers.

Termination of Employment, Changes in Responsibility and Employment Contracts:

Our Company and our subsidiaries have no employment contracts with any Named Executive Officer.

Our Company and our subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of our Company or our subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

We have no arrangements, standard or otherwise, pursuant to which directors are compensated by us or our subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

We have a stock option plan for the granting of incentive stock options to the officers, employees, directors and consultants. We granted 1,475,000 stock options to the directors during the most recently completed financial year as set out below. The purpose of granting such options is to assist us in compensating, attracting, retaining and motivating our directors and to closely align the personal interests of such persons to that of the shareholders.

NEO Name	Securities Under Option/SARs Granted (1) (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price (2) ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security	Expiration Date
Leonard J. Harris (3)	300,000	37.04%	$0.38	$0.375	Aug 2, 2011
	265,000	32.72%	(4) $0.67	$0.77	Aug 22, 2011
	600,000	74.07%	(4) $0.81	$0.80	Dec 12, 2012
	235,000	29.01%	$0.51	$0.58	Feb. 12, 2012
David Hudson	25,000	3.08%	$0.54	$0.54	Jun 20, 2012
James Turner	50,000	6.17%	$0.54	$0.54	Jun 20, 2012

(1)	The options for common shares become vested as to 25% upon Exchange approval and 12 1/2% every quarter thereafter.

(2)	The exercise price of stock options is determined by the Board of Directors but was no less than the market price of our shares at the time of granting the options.

(3)	An additional option to purchase 300,000 common shares was also granted during the fiscal year ended July 31, 2007. Subsequent to the year end, this option was cancelled.

(4)	Subsequent to the year ended a total of 865,000 options were repriced to $0.24 per share, subject to shareholder approval.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth our compensation plans under which equity securities were authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,632,500	$0.38	3,207,500
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	3,632,500	$0.38	3,207,500

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by us or any of our subsidiaries either pursuant to an employee stock purchase program or otherwise, during the most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of our Company at any time since the beginning of our last financial year, no proposed nominee of management for election as a director and no associate or affiliate of the foregoing persons, has any material interest, director or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of our Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect us.

MANAGEMENT CONTRACTS

No management functions of our Company are performed to any substantial degree by a person other than our directors or executive officers.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 (“NI 58-201”) establishes corporate governance guidelines which apply to all public companies. We have reviewed our own corporate governance practices in light of these guidelines. In certain cases, our practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for us at our current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

Our Board consists of three directors, one of whom is independent based upon the tests for independence set forth in Multilateral Instrument 52-110. David Hudson is independent. Leonard Harris is not independent as he is the President, CEO and CFO of the Company and James Turner is not independent as he provides geological consulting services to us.

Management Supervision by Board

Our operations do not support a large Board of Directors and the Board has determined that the current constitution of the Board is appropriate for our current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having a strong independent Board member. Further supervision is performed through the audit committee which includes the independent director, who meet with our auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the following table.

Name of Director	Names of Other Reporting Issuers the Director is a Director of
Leonard J. Harris	Jet Gold Corp.
David J. Hudson	None
James Turner	None
Roger Laine	Forsys Metals Corp.
Landmark Minerals Inc.

Orientation and Continuing Education

While we do not have formal orientation and training programs, new Board members are provided with:

1.	access to recent, publicly filed documents of our Company, technical reports and our internal financial information;

2.	access to management and technical experts and consultants; and

3.	a summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants, to keep themselves current with industry trends and developments and changes in legislation with management’s assistance and to attend related industry seminars and visit our offices. Board members have full access to our records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to our success and to meet our responsibilities to shareholders. The Board has adopted a Code of Conduct that is posted on our website at www.anglocanex.com and has instructed our management and employees to abide by the Code.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.

Compensation of Directors and the CEO

The sole independent director is David Hudson. Mr.Hudson have the responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the independent director reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account our financial and other resources. In setting the compensation the independent director annually reviews the performance of the CEO in light of our objectives and consider other factors that may have impacted our success in achieving our objectives.

Board Committees

As the directors are actively involved in our operations and the size of our operations does not warrant a larger Board of Directors, the Board has determined that additional committees are not necessary at this stage of our development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of our development. The Board conducts informal annual assessments of the Board’s effectiveness, the individual directors and each of our committees. To assist in its review, the Board conducts informal surveys of its directors, receives an annual report from the Nominating and Corporate Governance Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review its mandate and conduct reviews of applicable corporate policies.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by us to regulatory authorities and shareholders, our systems of internal controls regarding finance and accounting and our auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, our policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

  Serve as an independent and objective party to monitor our financial reporting and internal control system and review the Company’s financial statements.

  Review and appraise the performance of our external auditors.

  Provide an open avenue of communication among our auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, with one independent member.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of our Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by our financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)	Review and update this Charter annually.

(b)

Review our financial statements, MD&A and any annual and interim earnings, press releases before we publicly disclose this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of directors and the Committee as representatives of our shareholders.

(b)	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and our Company, consistent with Independence Standards Board Standard 1.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)

At each meeting, consult with the external auditors, without the presence of management, about the quality of our accounting principles, internal controls and the completeness and accuracy of our financial statements.

(g)	Review and approve our hiring policies regarding partners, employees and former partners and employees of the present and our former external auditors, if applicable.

(h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by our external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to us constitutes not more than five percent of the total amount of revenues paid by us to our external auditors during the fiscal year in which the non-audit services are provided;

	ii.	such services were not recognized by us at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Committee by us and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of our financial reporting process, both internal and external.

(b)	Consider the external auditors’ judgments about the quality and appropriateness of our accounting principles as applied in our financial reporting.

(c)	Consider and approve, if appropriate, changes to our auditing and accounting principles and practices as suggested by the external auditors and management.

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)	Review certification process.

(j)	Establish a procedure for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Leonard J. Harris	Not independent	Financially literate
David J. Hudson	Independent	Financially literate
James Turner	Not independent	Financially literate

As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of our most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of our most recently completed financial year have we relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by our external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
July 31, 2006	$23,784	Nil	$1,000	Nil
July 31, 2007	$35,500	Nil	$1,000	$12,393

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Directors’ Report to Shareholders and Financial Statements

The Directors’ Report to Shareholders, our audited financial statements for the fiscal year ending July 31, 2007 (the "Financial Statements") and the auditor’s report thereon will be presented to shareholders at the Meeting. Copies of the Financial Statements, auditor’s report, Notice of Annual General Meeting, Information Circular and Form of Proxy will also be available from us.

Appointment of Auditors and Remuneration of Auditor

Shareholders will be asked to appoint Smythe Ratcliffe, Chartered Accountants, of 7th Floor, Marine Building, 355 Burrard Street, Vancouver, British Columbia, V6C 2G8, to serve as our auditor until our next annual general meeting of shareholders or until their successors are appointed, and to authorize the directors to fix their remuneration.

Smythe Ratcliffe were first appointed as our auditors on December 8, 1998.

Election of Directors

The persons named in the enclosed Proxy intend to vote for the election of a Board of Directors comprised of four persons. Each director of the Company is elected annually and holds office until the next annual meeting of shareholders, unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted (if management's proxies are selected) in favour of the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director. The number of directors to be elected at the Meeting is proposed to be fixed at four.

The following table sets out the names of our nominees for election as directors, the positions and offices which they presently hold, the length of time they have served as our directors, their respective principal occupations or employments during the past five years if such nominee is not presently an elected director and the number of shares which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed(2)
LEONARD J. HARRIS (1) Vancouver, B.C. President and Director	Financial Consultant	Since 1989	1,351,122
DAVID J. HUDSON (1) North Vancouver, B.C. Director	Self-employed Chartered Accountant with David J. Hudson Chartered Accountant	Since December 1982	71,957
JAMES TURNER (1) Surrey, B.C. Director	Geologist	Since February 20, 2006	NIL
ROGER LAINE Montreal, Ontario Director	Geologist	Since April 6, 2006	7,500

(1)	Member of the audit committee.

(2)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at December 10, 2007, based upon information furnished to us by individual directors. Unless otherwise indicated, such shares are held directly.

All of the proposed nominees are ordinarily resident in Canada. We do not have an Executive Committee of our Board of Directors No proposed director:

(a)

is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including our company) that, while that person was acting in that capacity,

	(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Amendment of Stock Options Granted to Insider

On August 22, 2006, we granted a stock option to a director and senior officer to purchase 265,000 common shares at an exercise price of $0.67 per common share. On December 12, 2006, a further 600,000 stock options were granted to a director and senior officer at a price of $0.81 per common share. These stock options are no longer “in the money” and, as such, provide no incentive to the optionees. The following sets forth the currently outstanding stock options to the insider that are not “in the money”:

Name of Insider	Number of Shares	Exercise Price
Leonard J. Harris	265,000	$0.67
Leonard J. Harris	600,000	$0.81

The policies of the Exchange require that any reduction in the exercise price of stock options granted to insiders be approved by a majority of the votes cast at the Meeting other than votes cast by insiders who hold stock options which are the subject of the reduction in exercise price.

The shareholders of the Company will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution approving the reduction in the exercise price of stock options granted to an insider on August 22, 2006 and December 12, 2006 to $0.24 per share.

Unless otherwise directed, it is the intention of management, if named as proxy, to vote in favour of this ordinary resolution. Under the policies of the Exchange, shareholder approval will be requested by way of “disinterested shareholder vote”. All approvals by “disinterested shareholder vote” require the approval of the shareholders not affected by, or interested in, the matter to be approved, by way of a simple majority of the votes cast at the Meeting by disinterested shareholders.

Accordingly, disinterested shareholders will be asked to pass an ordinary resolution at the Meeting (being approval by a simple majority of the votes cast in person or by proxy) to approve the amendment of the stock options granted to insiders, as follows:

“RESOLVED, as an ordinary resolution that:

1

the exercise price of stock options granted by the Company on August 22, 2006 and December 12, 2006 to an insider, be and is hereby authorized to be reduced to an exercise price of $0.24 per share; and

2.

any director or officer of the Company be and is hereby authorized to execute and deliver in the name of and on behalf of the Company all such certificates, instruments, agreements, notices and other documents and to do all such other acts and things as in the opinion of such person my be necessary or desirable in connection with the reduction in the exercise price of such stock options and the performance by the Company of its obligations thereunder.”

Recommendation of Our Directors

Our directors have reviewed and considered all facts respecting the foregoing matters, which they have considered to be relevant to shareholders. It is the unanimous recommendation of our directors that shareholders vote for passage of the foregoing resolutions.

ADDITIONAL INFORMATION

Additional information relating to us is on SEDAR at www.sedar.com. Shareholders may contact us at Suite 1150 -355 Burrard Street, Vancouver, British Columbia, V6B 2G8 to request copies of our financial statements and MD&A.

Financial information is provided in our comparative financial statements and MD&A for our most recently completed financial year, which are filed on SEDAR.

OTHER MATTERS

Our management is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATION

The undersigned hereby certifies that the contents and the sending of this Information Circular to shareholders has been approved by our Board of Directors. The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 10th day of December, 2007.

By Order of the Board of
ANGLO-CANADIAN URANIUM CORP.

“Leonard J. Harris”
Leonard J. Harris,
President